UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	36-1258310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code)  847-724-7500

ITW Bargaining Savings and Investment Plan
Financial Statements
As of December 31, 2010 and 2009
Plan Number 039

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Investment
Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Bargaining Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ Grant Thornton LLP
Chicago, Illinois
June 24, 2011

ITW Bargaining Savings and Investment Plan

Financial Statements and Schedule
as of December 31, 2010 and 2009

Employer Identification Number 36-1258310
Plan Number 039

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2010 and 2009

Employer Identification Number 36-1258310, Plan Number 039

	2010	2009
ASSETS:
Receivables
Company contributions	$—	$4,191
Participant contributions	—	8,610
Notes receivable from participants	662,793	601,693
Other income	—	443
Total receivables	662,793	614,937

Investments, at fair value
Plan’s interest in Master Pension Trust	15,283,215	13,995,526

Total assets	15,946,008	14,610,463

LIABILITIES:
Administrative expenses payable	2,639	1,811

Net assets reflecting all investments at fair value	15,943,369	14,608,652

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(121,296)	(105,412)
NET ASSETS AVAILABLE FOR BENEFITS	$15,822,073	$14,503,240

The accompanying notes to financial statements are an integral part of these statements.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):
Contributions
Company	$309,705
Participant	553,691
Rollovers	789
Total contributions	864,185
Investment income
Plan’s interest in Master Pension Trust net investment income	1,538,449

Interest income on notes receivable	26,440

Benefits paid to participants	(1,096,036)
Administrative expenses	(23,957)

Net increase before net transfers from other plans	1,309,081

Net transfers from other plans (Note 10)	9,752
Net increase	1,318,833

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,503,240
End of year	$15,822,073

The accompanying notes to financial statements are an integral part of this statement.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Employer Identification Number 36-1258310, Plan Number 039

1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Bargaining Savings and Investment Plan (the “Plan”).  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees covered by collective bargaining agreements of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”), are eligible to participate in the Plan as determined by the collective bargaining agreements.  Established on January 1, 1991, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the “Master Trust”) at The Northern Trust Company (the “Trustee”).  The Trustee serves as an investment advisor of The Northern Trust Company funds and trustee.  ING (the “Recordkeeper”) serves as a recordkeeper of the Plan.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts.  In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts.  The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation.  Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis.  This additional amount, known as a “catch–up” contribution, is subject to an annual maximum amount.

Participant and Company contributions may begin with the attainment of the eligibility requirements of the Plan.  The Company provides a contribution based on formulas set forth for each collectively bargained group of the Company.

Contributions are subject to certain limitations.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds

The Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials.  Participants may only select one path but may change paths at any time, subject to certain restrictions.  Within the 1st path, participants choose a fund based on the date closest to their retirement or need for savings.  Participants may choose from a combination of any six core funds in the 2nd path.

Vesting

Participants’ interest in their employee and Company contribution accounts are fully vested at all times.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts.  Loans bear a reasonable rate of interest based on prevailing market rates, are secured by a portion of the participant’s account and are repayable over a period not to exceed five years.  Amounts borrowed do not share in the earnings of the investment funds; the participant’s account is credited with the interest payments made pursuant to the loan agreements.  Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balance.  Additional optional payment forms are available at the election of the participant, in accordance with the plan document.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Recently Issued Accounting Standards

In January 2010, the FASB issued an amendment Fair Value Measurement and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (ASU 2010-06), which requires new disclosures and reason for transfers of financial assets and liabilities between levels 1 and 2.  This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements.  It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuance and settlements instead of netting these changes.  With respect to matters other than the reconciliation of Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and has been adopted.  The guidance related to the reconciliation of Level 3 measurements is effective for periods beginning on or after December 15, 2010, and has not been adopted.  Management is currently evaluating the impact of the guidance on financial statement disclosures.

In September 2010, FASB issued an amendment, Plan Accounting – Defined Contribution Pension Plans (Topic 952):  Reporting Loans to Participants by Defined Contribution Pension Plans which provides guidance on how  loans to participants should be classified and measured by defined contribution plans.  That guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participants loans of $601,693 for the year ended December 31, 2009, respectively from investments to notes receivable from participants.  Net assets of the Plan were not affected by the adoption of the new guidance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statements of Net Assets Available for Benefits presents the Plan’s interest of fair value of the investment contracts held in the Master Trust as well as the Plan’s interest of the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for a complete description of the valuation methodologies used for assets measured at fair value.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the participants’ accounts and amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase.  The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan in Master Trust net investment income or loss.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan may be paid from plan assets to the extent permissible by the plan document.  Expenses are identified as either specific or common fees.  Specific fees, if any, are charged entirely to the Plan.  Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

Reclassifications

Certain amounts on the prior year financial statements have been reclassified to conform with current year presentation.

3.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s investments in the Master Trust include fully benefit-responsive investment contracts.  The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Through the Master Trust, the Plan also holds synthetic investment contracts.   A synthetic investment contract includes a wrapper fee, which is basically a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Although the investment contracts are reported at fair value as described in Note 2 and Note 5, contract value is applied to participant account balances since that is the amount participants would receive if they initiate permitted transactions under the terms of the Plan.   Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as Plan termination, may limit the ability of the Plan to transact at contract value with the issuer.  The Company does not believe that the occurrence of any such event is probable.

The average yields based on actual earnings were approximately 3.9% for 2010 and 3.7% for 2009, respectively. The average yields based on interest rate credited to participants were approximately 3.6% for 2010 and 2.8% for 2009, respectively.

4.	MASTER TRUST

Through the Master Trust agreement, three investment accounts were established to accommodate the investment assets of the Plan and other Company sponsored retirement plans.  Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans’ Investment Account (the “DC Investment Account”) and the ITW Collective Defined Benefit and Defined Contribution Plans’ Investment Account (the “Collective Investment Account”).  The Plan does not have an interest in the Defined Benefit Plans’ Investment Account.  Certain amounts in the Plan’s financial statements represent the Plan’s interest in the corresponding total of the Master Trust net assets and investment income.

The net assets in the DC Investment Account As of December 31, 2010 and 2009 are as follows:

	2010	2009
Assets
Interest and dividends receivable	$2,926,444	$2,856,591
Due from brokers	1,840,594	—
Total receivables	4,767,038	2,856,591

Investments, at fair value
Interest-bearing cash	29	29
Interest in collective trust funds	1,044,322,650	898,851,247
Interest in Collective Investment Account	273,606,947	236,466,268
Interest in mutual funds	394,774,934	341,642,534
Investment contracts with insurance companies	418,835,347	388,234,200
Company common stock	345,488,815	328,848,644
Total investments	2,477,028,722	2,194,042,922

Total assets	2,481,795,760	2,196,899,513

Liabilities
Operating payables	1,723,104	174,535

	$2,480,072,656	$2,196,724,978

The Plan’s interest in the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets.  The Plan’s interest in the DC Investment Account assets was 0.6% at December 31, 2010 and 2009.

For the period ended December 31, 2010, the earnings on investments in the DC Investment Account are as follows:

Interest from investment contracts with insurance companies	$13,452,402
Common stock dividends	8,786,534
Net loss on sale of common stock	(261,397)
Unrealized appreciation of common stock	35,310,339
Net investment gain from collective trust funds	76,134,526
Net investment gain from Collective Investment Account	43,443,205
Net investment gain from mututal funds	81,430,467
Other income	3,044,901
Investment management fees	(819,858)
Net investment gain	$260,521,119

The Plan’s interest in the DC Investment Account net investment income represents an allocation of the common income.

The Plan’s interest in the DC Investment Account includes an interest in the Collective Investment Account.  The net assets in the Collective Investment Account as of December 31, 2010 and 2009 are as follows:

	2010	2009
Assets
Receivables
Interest and dividends	$421,349	$387,352
Due from brokers	6,166,960	81,212
Total receivables	6,588,309	468,564

Investments, at fair value
Interest in collective trust funds	32,371,636	11,480,960
Common stocks	452,865,310	432,596,519
Preferred stocks	—	4,633,331
Real estate	935,880	—
Total investments	486,172,826	448,710,810

Total assets	492,761,135	449,179,374

Liabilities
Operating payables	806,586	742,753
Due to brokers and other liabilities	728,524	—
	1,535,110	742,753

Net Collective Investment Account assets	$491,226,025	$448,436,621

The Plan’s interest in the Collective Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets.  The Plan’s interest in the Collective Investment Account net assets was 0.3% at December 31, 2010 and 2009.

For the period ended December 31, 2010, the earnings on investments of the Collective Investment Account are as follows:

Common stock dividends	$5,505,662
Net gain on sale of common stocks	10,823,710
Unrealized appreciation of common stocks	62,259,739
Net investment gain from collective trust funds	15,479
Other income	15,865
Investment management fees	(3,003,524)
Net investment gain	$75,616,931

The Plan’s interest in the Collective Investment Account net investment income represents an allocation of the common income.

5.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The valuation inputs for the three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2
Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Interest-bearing cash is recorded at cost.

Collective trust funds are valued using the net asset value provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

Mutual funds are valued at the quoted net asset value of shares held by the Master Trust investment accounts at year end.

Investment contracts with insurance companies are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations (Note 3).  The synthetic investment contracts held in the DC Investment Account are valued at representative quoted market prices.  This means that the current market value of such contracts is discounted by wrap fees underlying the contract.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, DC Investment Account’s and Collective Investment Account’s assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
DC Investment Account
Interest-bearing cash	$29	—	—	$29
Mutual funds:
Diversified bond funds	112,729,935	—	—	112,729,935
Mid & small company U.S. stock funds	131,776,997	—	—	131,776,997
Diversified foreign stock funds	150,268,002	—	—	150,268,002
Collective trust funds:
Diversified bond funds	—	$373,415,763	—	373,415,763
Large company U.S. stock fund	—	327,743,437	—	327,743,437
Mid & small company U.S. stock funds	—	119,244,627	—	119,244,627
Diversified foreign stock funds	—	223,918,823	—	223,918,823
Company common stock	345,488,815	—	—	345,488,815
Interest in Collective Investment Account	—	273,606,947	—	273,606,947
Investment contracts with insurance companies
Guaranteed investment contracts	—	215,181,719	—	215,181,719
Synthetic investment contracts	—	203,653,628	—	203,653,628
Total investments at fair value	$740,263,778	$1,736,764,944	—	$2,477,028,722

Collective Investment Account
Collective short-term investment fund	—	$32,371,636	—	$32,371,636
Common stocks:
Large company stocks	$300,403,639	—	—	300,403,639
Mid & small company stocks	152,461,671	—	—	152,461,671
Real estate	935,880	—	—	935,880
Total investments at fair value	$453,801,190	$32,371,636	—	$486,172,826

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
DC Investment Account
Interest-bearing cash	$29	—	—	$29
Mutual funds:
Diversified bond funds	98,872,244	—	—	98,872,244
Mid & small company U.S. stock funds	106,850,908	—	—	106,850,908
Diversified foreign stock funds	135,919,382	—	—	135,919,382
Collective trust funds:
Diversified bond funds	—	$325,472,553	—	325,472,553
Large company U.S. stock fund	—	273,151,757	—	273,151,757
Mid & small company U.S. stock funds	—	100,595,802	—	100,595,802
Diversified foreign stock funds	—	199,631,135	—	199,631,135
Company common stock	328,848,644	—	—	328,848,644
Interest in Collective Investment Account	—	236,466,268	—	236,466,268
Investment contracts with insurance companies
Guaranteed investment contracts	—	196,320,455	—	196,320,455
Synthetic investment contracts	—	191,913,745	—	191,913,745
Total investments at fair value	$670,491,207	$1,523,551,715	—	$2,194,042,922

Collective Investment Account
Collective short-term investment fund	—	$11,480,960	—	$11,480,960
Common stocks:
Large company stocks	$289,518,916	—	—	289,518,916
Mid & small company stocks	147,710,934	—	—	147,710,934
Total investments at fair value	$437,229,850	$11,480,960	—	$448,710,810

Certain amounts have been reclassified to conform with current year presentation.

6.	ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company.  The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company.  Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers.  The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund.   Other administrative services, such as participant recordkeeping, are performed by the Recordkeeper.

7.	RELATED PARTY TRANSACTIONS

Through the Master Trust, certain Plan investments are shares of collective trust funds managed by the Trustee.  In addition, the Recordkeeper was paid administrative fees in the Plan year.  As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a related party-in-interest.

The Company is also a party-in-interest according to Section 3(14) of ERISA.  The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

9.	TAX STATUS

The Plan obtained its latest determination letter on March 12, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

10.      TRANSFERS (TO)/FROM OTHER PLANS

Assets transferred (to)/from the following plans in 2010:

Plan Name	Effective Date	Assets Transferred (to)/from Other Plans
Deferred Compensation Profit Sharing Thrift Plan for Employees
of CCI Corporation, ET AL (union employees)	1/31/10	$69,998
ITW Savings and Investment Plan (“SIP”)	—	(60,246)
Total transfers (to)/from other plans		$9,752

The above asset transfers, except for SIP, was the result of a plan merger.  Substantially, all of the assets from the above plan merger were transferred to the Plan on or near the effective date.  Assets to SIP represent transfers of individual participant account balances due to changes in job classification.

11.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	As of December 31
	2010	2009
Net assets available for benefits per the financial statements	$15,822,073	$14,503,240
Adjustment to fair value for fully benefit-responsive investment contracts	121,296	105,412
Net assets available for benefits per the Form 5500	$15,943,369	$14,608,652

The following reconciles net investment income per the financial statements to the Form 5500 for the year ended December 31, 2010:

Net investment income per the financial statements	$1,538,449
Adjustment to fair value for fully benefit-responsive investment contracts at:
December 31, 2010	121,296
December 31, 2009	(105,412)
Net investment gain per the Form 5500	$1,554,333

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

12.      SUBSEQUENT EVENTS

    The Company evaluated subsequent events from December 31, 2010.  The Company is not aware of any additional subsequent events that would require recognition or disclosure in these financial statements.

Schedule

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2010

Employer Identification Number 36-1258310, Plan Number 039

Identity of Issuer/Description of Investments	Current Value
*Notes Receivable from Participants**	$662,793

                     *Party-in-interest
                    **Interest rates on loans to participants with balances outstanding at December 31, 2010, lowest 3.25% to highest 8.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 24, 2011.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 24, 2011	By: /s/ Sharon Brady
Sharon Brady
Senior Vice President, Human Resources